				EXHIBIT 12
HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2013	2012	2011	2010	2009
Determination of Earnings:
Income before taxes	$5,412	$3,875	$2,282	$2,722	$1,964
Add (Deduct):
Amortization of capitalized interest	20	20	20	21	21
Fixed charges	371	404	432	451	539
Equity income, net of distributions	(36)	(45)	(51)	(28)	(26)
Total earnings, as defined	$5,767	$4,254	$2,683	$3,166	$2,498

Fixed Charges:
Rents(a)	$44	$53	$56	$65	$81
Interest and other financial charges	327	351	376	386	458
	371	404	432	451	539
Capitalized interest	19	18	13	16	15
Total fixed charges	$390	$422	$445	$467	$554

Ratio of Earnings to Fixed Charges	14.79	10.08	6.03	6.78	4.51

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.